Proxy
(Solicited by Management)

2010 ANNUAL GENERAL MEETING (the “Meeting”) of QUATERRA RESOURCES INC. (the "Company")

TO BE HELD AT:	1100 – 1199 West Hastings Street, Vancouver, B.C.

ON:           June 16, 2010 at 10:00 a.m. (Vancouver time)

The undersigned registered shareholder (“Registered Shareholder”) of the Company hereby appoints Dr. Thomas C. Patton, or Tracy Stevenson,  of the Company or in place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote or withhold from voting the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the Notice of Meeting and Information Circular).

		For	Against
1.	To Determine the number of directors at seven (7)
		For	Withhold
2.	To appoint Smythe Ratcliffe as auditor of the Company

3.	To elect as director, Robert Gayton

4.	To elect as director, Thomas Patton

5.	To elect as director, Lawrence Page

6.	To elect as director, John Kerr

7.	To elect as director, Eugene Spiering

8.	To elect as director, LeRoy Wilkes

9.	To elect as director, Tracy Stevenson
		For	Against
10.	To approve the proposed Incentive Stock Option Plan

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE:

PRINT NAME:

DATE:

NUMBER OF SHARES REPRESENTED BY PROXY:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.
This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.
If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by or on behalf of the Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)
appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy other than the election of directors and the appointment of an auditor as identified in this Instrument of Proxy;

OR

(b)
appoint another proxyholder, who need not be a shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person or company you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.
The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted or withheld from voting accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or other matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the head office of the Company, Suite 1100 – 1199 West Hastings Street, Vancouver, BC V6E 3T5 (fax number  (604-688-4670), or at the office of CIBC Mellon Trust Company, Suite 1600 – 1066 West Hastings Street, Vancouver, British Columbia  (fax number (604) 688-4301), by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.